Filed Pursuant to Rule 424(b)(3)

                                                Registration File No.: 333-65574


PROSPECTUS

                             TTR TECHNOLOGIES, INC.
                        5,756,599 Shares of Common Stock

      This document is being delivered to permit certain of our security holders to offer, from time to time, up to 5,756,599 shares of our common stock, including 3,052,037 shares that are currently outstanding and 2,704,562 shares that may be acquired upon exercise of certain warrants (plus such currently indeterminable number of additional shares issuable pursuant to the anti-dilution provisions of such warrants). The number of shares covered by this prospectus includes a good faith estimate of the number of shares that will be acquired by the selling security holders upon exercise of the warrants. TTR Technologies, Inc. itself is not offering any shares.

      The selling security holders may sell shares:

      through the Nasdaq National Market, in the over-the-counter market, in privately negotiated transactions or otherwise;

      directly to purchasers or through agents, brokers, dealers or underwriters; and at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; and

      as otherwise discussed under "Plan of Distribution" below.


      Our common stock is quoted on the Nasdaq National Market under the symbol "TTRE." On September 10, 2001, the closing price of the common stock on the Nasdaq National Market was $1.53 per share.


      Investing in our securities involves certain risks. See "Risk Factors" beginning on page 9.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is September 12, 2001

      This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy the securities in any state where the offer or sale is not permitted.


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TABLE OF CONTENTS

                                                                     Page Number

Cautionary Notice Regarding Forward-Looking Information                   3

Where You Can Find More Information                                       4

Incorporation of Certain Documents by Reference                           4

Prospectus Summary                                                        5

Risk Factors                                                              9

Use of Proceeds                                                          15

Selling Security Holders                                                 16

Plan of Distribution                                                     19

Legal Matters                                                            20

Experts                                                                  20


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             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference forward looking statements as they are defined in the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" and include statements regarding: our anticipation of revenues from the license of certain of our technologies to Macrovision; our expectation that circumvention of copy protection technologies will continue to be a persistent problem; our belief that there will continue to be a need for copy protection on products played on currently existing play-back devices; our expectation that Macrovision will use the components of DiscGuard to support its CD ROM product; and our belief regarding the likely candidates for ComSign's services and products. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from those anticipated in any forward looking statements. Many risks and uncertainties are inherent in our industry. Others are more specific to our operations. Many of the significant risks related to our business are described in this prospectus and the Company's filings with the Securities and Exchange Commission ("SEC"). These include, among other things:

      1.    Our dependence on Macrovision;

      2.    Our limited number of commercially viable products and technologies;

      3. Our limited ability to market any products or technologies we may develop;

      4.    Our history of losses;

      5.    Our limited operating history;

      6. We operate in an unproven and highly competitive market and may not be able to compete successfully;


      7.    Third parties may be able to circumvent our anti-piracy technology;


      8.    We are vulnerable to technological obsolescence;

      9. We have a limited number of employees and are particularly dependent on our Chief Technology Officer;

      10.   We are subject to risks associated with international operations;

      11.   We are subject to risks associated with operations in Israel; and

      12. Our efforts to protect our intellectual property rights may not be adequate.

            We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed or incorporated by reference into this prospectus might not occur. For additional risks related to our business, see the section entitled "Risk Factors" on page 9.


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                       WHERE YOU CAN FIND MORE INFORMATION

            We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company. Additional information about us can be obtained at our internet site, http://www.ttrtech.com.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

            We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:


      o Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Amendment No. 1 to Annual Report on Form 10-K/A filed on April 24, 2001 and Amendment No. 2 to Annual Report on Form 10-K/A filed on July 13, 2001;

      o Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

      o     Current Report on Form 8-K filed by the Company on July 16, 2001;
            and


      o     Registration Statement on Form 8-A.

      We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: TTR Technologies, Inc., 575 Lexington Avenue, Suite 400, New York, NY 10022 Attention: Mr. Matthew Cohen, Chief Financial Officer, telephone number: (212) 527-7599.


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                               Prospectus Summary

                             TTR Technologies, Inc.

      We design and develop anti-piracy technologies that provide copy protection for digital content distributed on optical media. Optical media store data which may be retrieved by utilizing a laser and include compact discs which are commonly referred to as CDs and digital versatile discs which are commonly referred to as DVDs. Our technologies utilize non-standard codewords on the optical media. As a result of our research and development efforts, management believes that we have become a leader in optical media authentication and verification. Our proprietary anti-piracy technology, MusicGuard(TM), is a unique media-based technology designed to prevent the unauthorized copying of audio content distributed on CDs. MusicGuard leverages know-how that we gained during the development of our DiscGuard(TM) software protection product. Our copy protection technologies are designed to be transparent to the legitimate end-user. Copy protected CDs are designed to be compatible with and to play on currently existing compact disc players.

      In November 1999, we entered into an agreement with Macrovision Corporation to jointly design, develop and market a copy protection product designed to thwart the illegal copying of audio content on CDs, DVDs and other optical media. The new product, which, as of June 30, 2001, is undergoing large scale commercial beta testing and internal tests by major music labels, is being marketed under the brand name "SafeAudio" and is based primarily upon our MusicGuard technology as well as related Macrovision technology. SafeAudio(TM) is co-owned jointly by TTR and Macrovision. We granted to Macrovision an exclusive world-wide royalty bearing license to market SafeAudio and all other technologies and products designed to prevent the illicit duplication of audio programs (including the audio portion of music videos, movies and other video or audio content) distributed on optical media (not limited to CDs and DVDs) and technologies for Internet digital rights management for audio applications. We are entitled to thirty percent (30%) of the net revenues collected by Macrovision or its affiliates from any products or components incorporating SafeAudio.


      As of July 2001, SafeAudio has been adopted and integrated by certain of the major encoder manufacturers and glass mastering facilities (e.g. Toolex Data Handling, Eclipse Data Technologies and DCA Inc.). Additionally, DaTARIUS Technologies GmbH, a manufacturer of high-end optical media quality control systems and process optimization solutions, has SafeAudio-enabled its test equipment.

      Pursuant to the agreement with Macrovision, we granted to Macrovision an exclusive worldwide license to modify and market DiscGuard, our software anti-piracy product. Part of the DiscGuard technology license is royalty free. The encryption portion is royalty bearing. Macrovision has its own proprietary software anti-piracy product known as SafeDisc. Through December 31, 2004, we are entitled to 5% of Macrovision's net revenues, if any, collected by Macrovision from the licensing of SafeDisc to customers located in the Peoples Republic of China. Other than for these revenues, we do not anticipate that we will receive any significant revenues from our license of DiscGuard to Macrovision.


      Macrovision is a world leader in the development and marketing of content copy protection and rights management technologies and products to prevent the illicit duplication, reception or use of video and audio programs and computer software. Macrovision provides its products and services primarily to the consumer multimedia and business software publishers, home video, pay-per-view, cable, satellite and video security markets. Macrovision has its headquarters in Sunnyvale, California with subsidiaries in London and Tokyo.


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      Our immediate goal is to establish SafeAudio as the leading product in the target market of audio content copy protection for the high-volume recording industry. Additionally, we are actively developing DVD copy protection and other technologies and looking to acquire technologies that are synergistic with our current business and will enable us to leverage our knowledge base and skill set.


      We are developing a DVD copy protection solution which is designed to protect DVDs against unauthorized copying via commercially available DVD copying devices. As of June 30, 2001, we completed a proto-type for such solution and are continuing our development efforts toward a commercial product/solution. We are initially concentrating our efforts on software residing on DVD-ROMs. A DVD-ROM is a digital versatile disc containing read-only memory. This means that information content on a DVD-ROM cannot be modified. Although DVD-ROM can contain all types of information content including, software, music, video and text, conventionally, DVD-ROM refers to DVDs containing software content. DVD-ROMs containing content other than software are referred to simply as DVDs.

      We are also engaged in researching various technologies relating to the distribution and security of content delivered over the Internet. To lead this effort, we have hired a vice-president of Internet-based technologies.


                               Industry Background

      Losses related to the unauthorized reproduction and use of music CDs present a continuing concern for the recording industry as well as performing artists. According to the Recording Industry Association of America, a national trade organization, the recording industry loses currently in excess of $4.2 billion annually to global piracy of recorded music. According to the International Federation of the Phonographic Industry (IFPI) estimates, the sales of pirated CD and CD-ROM music have risen from 510 million units in 1999 to 640 million units for 2000. Two recent developments have exacerbated the problem of piracy, causing it to become one the highest priorities of the industry.

      First, the cost of producing good quality copies of CDs has been drastically reduced. Until recently, producing good quality copies of CDs required a significant investment. Recent developments in consumer electronics technology have enabled consumers to purchase a CD burner (recorder) from a local retail outlet for as little as $180. CD burners now often are bundled with new computers. Blank recordable discs are widely available for less than $1. With this technology, even the casual user can easily copy unprotected CDs. The IFPI cites the availability of inexpensive CD copiers as the main driving force behind the increase in CD piracy.

      Second, it is now possible to easily download pirated music via the Internet because of the acceptance and widespread use of MP3 compression technology. This technology has made the Internet a feasible vehicle for the electronic transmission of music. Today there are thousands of websites offering music in MP3 format. Most of the music being downloaded is effectively being pirated; i.e., no royalties are being paid to the artists or to the record companies that produced this music.

      Attempts by third parties to circumvent copy protection technologies have been and are expected to be a persistent problem, even in the face of the United States Digital Millennium Copyright Act. Effective as of May 2000, the Act outlaws copy protection circumvention devices and technologies and provides for both criminal and civil penalties for companies or individuals who import, produce or distribute devices designed to circumvent copy protection devices and technologies.


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      Since prior laws to combat music piracy have not served as an effective deterrent and the effect of the new legislation cannot yet be ascertained, recording studios and artists are seeking more effective methods to prevent the replication of unauthorized copies of their proprietary products. To combat music piracy, leaders of the music recording industry have cooperated with leaders of more than 120 companies and organizations representing a broad spectrum of information technology and consumer electronics businesses, Internet service providers and security technology companies to form the Secure Digital Music Initiative. The Initiative is a forum for these industries to develop the voluntary, open framework for playing, storing and distributing digital music necessary to enable a new market to emerge. The Initiative has already produced a standard, or specification, for portable devices. The longer-term effort of the Initiative is completion of an overall architecture for delivery of digital anti-piracy protected music in all forms.

      The standard developed by the Initiative is intended to be applied to the next generation of portable playback devices. It will not prevent currently existing playback devices from playing pirated music. Since these devices will likely be in use for quite some time we believe that there will be a need for copy protection on the products played on the devices. To the best of management's knowledge, there are no commercially available technologies or products providing copy protection for audio content distributed on CDs.

                            Our Solution - SafeAudio

      We believe that SafeAudio offers recording studios and artists the most effective solution to protect works distributed on CDs, while offering convenience and cost effectiveness to the music rights owner and end-user. We believe that SafeAudio embodies unique know-how designed to prevent the unauthorized copying of CDs. SafeAudio is based primarily on TTR's proprietary technology, MusicGuard, as well as related Macrovision technologies.

      Most music is currently offered for sale on CDs. Software-based technologies available today claim to protect music during electronic transmission, but we believe that these technologies are easily overcome. SafeAudio is media based and therefore is designed to not be susceptible to being overcome by widely used piracy methods.

      SafeAudio protection is embedded on the CD itself and is introduced as part of the production process. The production process includes the creation of a glass master from which metal molds, or stampers, used to mass produce, or replicate, CDs are made.

      SafeAudio is introduced during the glass mastering process. A specially modified CD-encoder introduces selective alternative alterations to the data placed on the glass master. These alterations are designed to not affect the audio quality of the original CDs in any manner. SafeAudio protected CDs are designed to play normally in the currently existing CD and DVD players around the world. SafeAudio is designed so that music quality is not degraded as compared to the unprotected CD. When one tries to make a digital copy of a protected CD with any of the many CD-to-CD copying programs or "track rippers", either the copying process itself will abort or the quality of the unauthorized copy will be unacceptably inferior to the original music. SafeAudio is easy to apply and use. Record companies or recording studios need only inform an authorized glass mastering facility that it wishes SafeAudio to protect against copying. No special preparation or changes need to be made to the data that the recording mastering studio supplies to the glass mastering facility. Since the protection is applied only during the glass mastering process, once a glass master and stampers have been produced, protected discs can be mass-produced by any replicator. We are working together with Macrovision and the encoder


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manufacturers to develop the most efficient and effective manufacturing solution. The development of the SafeAudio Toolkit facilitates the automation of the copy protection process, representing, in management's view, a significant milestone in developing an efficient and cost effective manufacturing solution.

                              Minority Subsidiary

      In July 2000, we purchased a 50% equity interest in ComSign Ltd. ("ComSign"), an Israeli based company which is the exclusive marketer in Israel and in the territories controlled by the Palestinian Authority of VeriSign Inc.'s digital authentication certificates and related services. The remaining 50% equity interest in ComSign is held by a private company based in Israel. VeriSign, Inc. is a leading provider of Internet based trust services. The agreement between ComSign and VeriSign provides ComSign with the rights to market these services in the designated territory for a period of six years and a sharing of revenues derived from these activities. ComSign is to receive 50% of net revenues from web certificates and between 50-70% for Onsite services (a product designed to enable ComSign's customers to directly sign up their clients to receive and use a digital certificate). ComSign is focusing on marketing the VeriSign web certificates and onsite enterprise services. ComSign plans to exploit VeriSign's brand and dominant position to build a key position in the Israeli market for trust and Internet security services and products.


      In April 2001, ComSign upgraded its status to a full VeriSign processing center and became a non-VeriSign Issuing Authority within the VeriSign Public Certification Services. The upgrade from a service center to a processing center allows ComSign to improve its service capabilities by issuing and distributing certificates directly from its facility in Israel.


      According to the Teleseker/Taylor Nelson Sofres report, Israel has the twelfth largest surfing population in the world with approximately 20% of the population over the age of 13 connected to the World Wide Web. There are currently approximately 20,000 registered domains in Israel and according to the IDC that number should reach 34,000 by mid 2003. Those domains which are primarily engaged in commercial transactions over the Internet are, in management's view, candidates to license the web certificate service. Management believes that large corporations, educational institutions, financial institutions, health services and government agencies are candidates to purchase the Onsite services.


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                                  RISK FACTORS

      In addition to the other information in this document, you should carefully consider the following factors before making an investment decision.

      We have lost money in every quarter and year, and we expect these losses to continue in the foreseeable future.

      Since we began our operations in 1994, we have lost money in every quarter and year. As of March 31, 2001, we had an accumulated deficit of approximately $30.9 million. If our revenue does not increase and we cannot adjust our level of spending adequately, we may not generate sufficient revenue to become profitable. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Our ability to generate revenue depends primarily upon our ability to jointly develop with Macrovision the audio content copy protection technology to the point it becomes commercially viable and Macrovision's success in promoting and marketing the technology.

      Our relationship with Macrovision is very important to us, since it will be the exclusive licensee of our anti-piracy products and it is responsible for marketing them.

      As of November 24, 1999, we entered into a ten year agreement with Macrovision to jointly develop a commercially viable anti-piracy protection technology and product for audio content distribution on optical media. We granted to Macrovision exclusive worldwide royalty bearing rights to our proprietary anti-piracy technology, MusicGuard, which serves as the primary basis for SafeAudio, the proposed audio content protection technology to be marketed by Macrovision. Under the terms of our agreement, Macrovision is responsible for promoting and marketing SafeAudio. Macrovision has the discretion to determine the staffing and resources it allocates to commercialize the technology consistent with Macrovision's good faith determination as to the technology's commercial potential. We also granted to Macrovision exclusive rights to our proprietary CD software anti-piracy protection technology, DiscGuard. Only a limited portion of the license for DiscGuard is royalty bearing and Macrovision is not required to pay any minimum royalties in order to retain its exclusivity. We expect that sales through Macrovision, if any, will account for most of our revenues for at least the next two years. We believe that the rapid penetration by SafeAudio in the recording industry in the United States and Europe to be crucial to our success. If we are unable to effectively manage and maintain our relationship with Macrovision or for any reason Macrovision cannot successfully market SafeAudio, our business will be materially adversely affected. In addition, our condition could be adversely affected by changes in the financial condition of Macrovision or by any other changes to Macrovision's business.

      We currently have only one commercially viable product or technology and we cannot assure you that we will develop any additional commercially viable products or technologies.

      MusicGuard, our proprietary anti-piracy protection technology for audio content distributed on CDs, is not currently commercially viable but serves as the primary basis for SafeAudio, the music protection technology that we designed and developed jointly with Macrovision. Under the terms of our agreement with Macrovision, we will work jointly with Macrovision to complete a product suitable for commercial launch. We have also given to Macrovision an exclusive worldwide partially royalty bearing license to DiscGuard, which we launched commercially in February 1998. We expect that Macrovision will use components of DiscGuard to support its CD-ROM product, SafeDisc(TM). Although we are working to develop technologies with applications in other areas, including DVD copy protection, these technologies


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are not currently ready to be commercialized. Currently, we have no other commercially viable product or technology.

      Even if we develop other commercially viable technologies, the right of first refusal we have granted to Macrovision with respect to certain products may impair our ability to exploit them.

      Under the terms of our agreement with Macrovision, we have granted to Macrovision first refusal rights until December 31, 2009 with respect to any music protection technology we develop which is not included in the license to Macrovision and any Internet digital rights management technologies we develop which are applicable to music, music video, video, software or data publishing products or markets. These rights include rights of ownership if we decide to sell the technology or worldwide exclusive marketing or distribution rights if we decide to license the technology. Our obligation is to negotiate a sale or license to Macrovision in good faith should we receive a bona fide offer from a third party to purchase or license the technology and should Macrovision notify us of its interest in acquiring the technology. As is ordinarily the case where a right of first refusal is granted, the existence of this right may impair our ability to fully exploit the commercial potential inherent in other technology we may develop which is subject to this right by creating the possibility that an interested third party may abstain from making an offer for our technology due to a possible concern on the part of such third party that its offer will be utilized by us solely for negotiating an offer from Macrovision on more favorable terms.

      We have only been in business for a short period of time, so your basis for evaluating us is limited.

      We are a development stage company with a limited history of operations. Prior to the commencement of our joint efforts with Macrovision to develop a commercially viable audio content protection product and before our software product, DiscGuard, first became commercially available in February 1998, we were engaged primarily in research and development. As a result, there is a limited history of operations for evaluating our business. You must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the audio content copy protection and anti-piracy market. Some of these risks and uncertainties relate to our ability to:

      * the successful commercial launch by Macrovision of SafeAudio;

      * stay ahead of the efforts of hackers and counterfeiters to circumvent our copy protection technologies;

      * respond effectively to actions taken by our competitors;

      * build our organizational and technical infrastructures to manage our growth effectively;

      * design, develop and implement effective products for existing clients and new clients;

      * extend copy protection to DVDs and content delivered over the Internet; and

      * attract, retain and motivate qualified personnel.

      If we are unsuccessful in addressing these risks and uncertainties, our business, financial condition and results of operations will be materially and adversely affected.


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      The market for audio content copy protection technology is unproven.

      The market for copy protection technology for audio content distribution on CDs, especially in the consumer multi-media market, is unproven. For us to be successful in entering this market, recording studios and artists must accept copy protection generally and also adopt SafeAudio, the solution that we developed with Macrovision. There can be no assurance that copy protection of multi-media audio content distributed on CDs will be widely commercially accepted. For example, consumers may react negatively to the introduction of copy protected CDs if they are prevented from copying the content of their favorite audio content. Moreover, copy protection may not be effective or compatible with all hardware platforms or configurations or may prove to be easily circumvented. Further, the technology we are developing with Macrovision may not achieve or sustain market acceptance under emerging industry standards. If the market for copy protection of audio content distributed on CDs fails to develop or develops more slowly than expected, or if SafeAudio does not achieve or sustain market acceptance, our business, financial condition and results of operations would be materially adversely affected.

      You should not rely on our quarterly operating results as an indication of how we will do in the future.

      Our quarterly operating results may vary significantly in the foreseeable future due to a number of factors that could affect our revenue, expenses or prospects during any particular quarter. These factors include:

      * the success of Macrovision in promoting and marketing SafeAudio;

      * the demand for audio content anti-piracy protection in general and for CDs in particular, and, potentially, for DVDs;

      * the degree of acceptance of our copy protection technologies by recording studios and artists;

      * changes in our operating expenses;

      * changes in fees paid for copy protection of audio content distributed on CDs resulting from competition or other factors;

      * economic conditions specific to the recording industry; and

      * anticipated seasonality of revenues relating to sales of music CDs to consumers in our target market.

      In any given quarter, we may expend substantial funds and management resources and yet not obtain adequate revenue, and we may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in our revenue. Any significant shortfall could have an immediate material and adverse effect on our business, financial condition and results of operations.

      Due to all of the foregoing factors, and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely fall.


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      For at least the next two years, we expect to derive most of our net revenues and operating income from royalties collected from Macrovision in respect of sales of copy protection technology or products. We cannot assure you that we will receive any revenues from these royalties or if revenues are received, that they will grow significantly or at all. Any growth in revenues from these fees will depend on the use of our copy protection technology by a larger number of recording studios and artists. In order to increase our market penetration, we must persuade recording studios and artists that the cost of licensing our technology is outweighed by the increase in revenues from additional sales of the copy protected material that the recording studios and artists would achieve as a result of using copy protection.

      There are several competitors in the copy protection industry and we may not be able to compete effectively against them.

      To the best of management's knowledge, there is currently no commercially available technology that prevents the faithful copying of compact discs. However, SunnComm, a U.S. based company whose securities are traded on over-the-counter market, publicly announced the execution of use agreements for CD anti-copy technology and there are a number of companies who claim to have an audio CD anti-piracy technology in some stage of development. These other companies include MidbarTech, a private Israeli company. There can be no assurance that these technologies will not be commercially launched prior to SafeAudio or that other companies will not enter the market in the future, particularly if SafeAudio is successfully commercialized. There can be no assurance that companies with substantially greater financial, technological, marketing, personnel and research and development resources than ours will not develop and begin marketing a similar technology. While no technology is currently available, the Secure Digital Music Initiative is a forum of companies who have agreed to develop a standard for copy protection of digital music. The standard developed and being improved upon by the Initiative will apply to next generation portable playback devices. There can be no assurance that if and when the standard is implemented, the SafeAudio technology will be able to effectively compete against copy protection technologies based on the Initiative's standard.

      Third parties may be able to circumvent our anti-piracy technology.

      We must continually enhance and upgrade audio content protection technology to stay ahead of the efforts of counterfeiters and hackers to circumvent our technologies, even in the face of the new United States Digital Millennium Copyright Act. It is conceivable that counterfeiters and hackers could develop a way to circumvent our copy protection techniques, which may result in a potentially substantial decrease in the demand for our products. Additionally, music rights owners could choose not to use our anti-piracy technology if they believe that our technology will be unable to deter counterfeiters or if they believe it interferes with legitimate consumer use of the original copyrighted product. In this regard, the copy protection technologies are intended to prevent both consumer copying and professional remastering and replication. Any reduction in demand for our products could have a material adverse effect on our business, financial condition and results of operations.

      We are vulnerable to technological obsolescence.

      The proposed audio protection technology is based upon a single set of core technologies. The market for this technology and products is characterized by rapid change, often resulting in product obsolescence or short product life cycles. Although we are not aware of any developments in the audio content protection industry which would render our planned products less competitive or obsolete, there can be no assurance that future technological changes or the development of new or competitive products by others will not do so.


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      We have a limited number of employees and are particularly dependent on our Chief Technology Officer.

      We have a small number of employees. Although we believe we maintain a core group sufficient for us to effectively conduct our operations, the loss of certain of our key personnel could, to varying degrees, have an adverse effect on our operations and product development. The loss of Dr. Baruch Sollish, our Chief Technology Officer, would have a material adverse affect. We have not obtained "key-man" life insurance on the life of Dr. Sollish. Our key employees and corporate officers all reside in Israel.

      We are subject to risks associated with international operations.

      We conduct business from our facilities in Israel and the United States, and through our exclusive licensee, Macrovision. Our international operations and activities subject us to a number of risks, including the risk of political and economic instability, difficulty in managing foreign operations, potentially adverse taxes, higher expenses and difficulty in collection of accounts receivable. In addition, although we receive most of our revenue in U.S. dollars, a substantial portion of our payroll and other expenses are paid in the currency of Israel, where most of our employees reside and our research and development operations are located. Because our financial results are reported in U.S. dollars, they are affected by changes in the value of the various foreign currencies that we use to make payments in relation to the U.S. dollar. We do not currently cover known or anticipated operating exposures through foreign currency exchange option or forward contracts.

      We are subject to risks associated with operations in Israel.

      Although our business plans envision that nearly all of the prospective customers for SafeAudio as well as any other technology which we may in the future develop will be based outside of Israel, our Israeli wholly-owned subsidiary TTR Technologies, Ltd., as well as our 50% owned subsidiary ComSign, maintain offices and research and development facilities in Israel and are directly affected by prevailing economic, military and political conditions that affect Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners might have a material adverse effect on our business, financial condition or results of operations.

      We need to establish and maintain licensing relationships with companies in related fields.

      Our success in developing and commercializing other technologies will depend in part upon our ability to establish and maintain licensing relationships with companies in related business fields, including international distributors. We believe that these relationships can allow us greater access to manufacturing, sales and distribution resources. However, the amount and timing of resources to be devoted to these activities by these other companies may not be within our control. We may not be able to maintain relationships or enter into beneficial relationships in the future. Other parties may not perform their obligations as expected. Our reliance on others for the development, manufacturing and distribution of our technologies and products may result in unforeseen problems. There can be no assurance that our licensees will not develop or pursue alternative technologies either on their own or in collaboration with others, including our competitors, as a means of developing or marketing products targeted by the collaborative programs and by our products.

      Our efforts to protect our intellectual property rights may not be adequate.

      Our success depends on our proprietary technologies. We rely on a combination of patent, trademark, copyright and trade secret laws, nondisclosure and other contractual provisions, and technical measures to protect our intellectual property rights. Our patents, trademarks or copyrights may be challenged and invalidated or circumvented. Any patents that issue from our pending or future patent applications or the claims in pending patent applications may not be of sufficient scope or strength or be issued in all countries where our products can be sold or our technologies can be licensed to provide meaningful protection or any commercial advantage to us. Others may develop technologies that are similar or superior to our technologies, duplicate our technologies or design around our patents. Effective intellectual property protection may be unavailable or limited in certain foreign countries. Despite efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise use aspects of processes and devices that we regard as proprietary. Policing unauthorized use of our proprietary information is difficult, and there can be no assurance that the steps we have taken will prevent misappropriation of our technologies. In the event that our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the market for our products and technologies, which could have a material adverse effect on our business, financial condition and results of operations.

      Litigation may be necessary in the future to enforce any patents that may issue and other intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. There can be no assurance that any litigation of these types will be successful. Litigation could result in substantial costs, including indemnification of customers, and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations, whether or not this litigation is determined adversely to us. In the event of an adverse ruling in any litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringed technology. Our failure to develop or license a substitute technology could have a material adverse effect on our business, financial condition and results of operations.

      The rights of first refusal we have granted to Macrovision relating to the sale of our equity securities may impair our ability to obtain other financing.

      In the January 2000 stock purchase agreement under which we sold to Macrovision $4 million of our common stock, we granted to Macrovision rights of first refusal to purchase equity securities (including securities convertible or exchangeable into common stock) we propose to sell to third parties if the amount of the securities to be sold would constitute a majority of our outstanding common stock. Subject to some exceptions, we further granted to Macrovision a right to purchase its pro rata share (based on Macrovision's then current ownership of common stock) of any equity securities we offer in private transactions above a certain amount. The existence of these rights may impair our ability to obtain equity financing from third parties on terms satisfactory to us or at all because investors may be reluctant to devote the time and expense necessary to negotiate the terms of a transaction which we may not be able to consummate with them if Macrovision elects to exercise its rights. However, Macrovision waived its right of first refusal with respect to our private placement in February 2000 of 1,800,000 shares of Common Stock and 900,000 Class A Warrants for an aggregate purchase price of $10 million.

      Future sales of our common stock by our holders of outstanding stock, options and warrants could have an adverse effect on the market price of our common stock.

      We anticipate that some or all of the selling stockholders may from time to time sell all or part of the shares offered hereby. In addition, there are currently issued and outstanding options to purchase approximately 2,985,625 shares of our common stock (comprised of options granted under our 1996 Stock Option Plan, the 2000 Equity Incentive Plan and the 1998 Non-Executive Directors' Plan). The market price of our common stock could decline as a result of sales of the shares of common stock offered hereby or issuable upon the exercise of such options or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      Our stock price is volatile and could continue to be volatile.

      Investment interest in our common stock may not lead to the development of an active or liquid trading market. The market price of our common stock has fluctuated in the past and is likely to continue to be volatile and subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The stock prices and trading volumes for many "high tech" companies fluctuate widely for reasons that may be unrelated to their business or results of operations. The market price of our common stock may decline below the offering price. General economic, market and political conditions could also materially and adversely affect the market price of our common stock and investors may be unable to resell their shares of common stock at or above the offering price.

      It may be difficult for a third party to acquire us.

      Provisions of Delaware law could make it more difficult for a third party to acquire us, even if it would be beneficial to our stockholders.

                                 USE OF PROCEEDS

      The shares covered by this prospectus are being offered by certain selling security holders and not by our company. Consequently, our company will not receive any proceeds from the sale of these shares.

      Warrants for 1,115,000 shares of common stock offered hereunder contain "cashless exercise" provisions whereby the warrant holder is entitled to exercise the warrant for a lesser amount of shares than is designated in the warrant without paying the exercise price thereof based on the spread between the exercise price specified in the warrant and the market price of the publicly traded stock at the time of exercise. However, if all of the warrants registered hereunder are exercised for cash, we would receive up to approximately $12,321,255 in proceeds from the exercise by certain of the selling stockholders of warrants to purchase up to an aggregate of 2,209,562 shares of our common stock and an additional $10,503,900 upon exercise of 495,000 warrants issuable upon exercise of certain outstanding warrants. The warrants have exercise prices ranging from $1.50 to $21.22 per share and are exercisable until various dates through October 2005 (and with respect to the warrants issuable upon exercise of certain outstanding warrants, three years after the issuance date). The resale of the common stock underlying these warrants has been registered in the registration statement of which this prospectus is a part.

                            SELLING SECURITY HOLDERS


      The security holders listed below may sell, from time to time, up to 5,756,599 shares of our common stock pursuant to this prospectus. These shares are comprised of (i) 3,052,037 outstanding shares and (ii) 2,704,562 shares that may be acquired through the exercise of outstanding warrants. None of these persons has had a material relationship with or has held any position or office with us or any of our affiliates within three years, other than as disclosed in the footnotes below. We will not receive any proceeds from the sale of the shares of common stock. We may, however, receive proceeds from exercise of warrants. See "Use of Proceeds" above. Based upon the current ownership of the selling stockholders, the percentage of the outstanding common stock to be beneficially owned after the completion of the offering by each selling security holder will be zero or less than one percent, except in the cases of Dimensional Partners Ltd. and Dimensional Partners, L.P. which will beneficially own approximately 7.8% and 3.7%, respectively, of the outstanding common stock.


Name of Selling                         Number of Shares        Shares
Security Holder                         Beneficially Owned      Offered
                                        Before Offering         Hereby

Macrovision Corporation (1)             1,880,937               1,880,937

Dimensional Partners Ltd.(2)            2,615,360 (3)           1,260,000

Mantle International
Investments Ltd.                        400,000 (4)             400,000

Brean Murray & Co. Inc.                 350,000 (4)             350,000

Dimensional Partners, L.P.              959,640 (5)             315,000

Bentley Equity Partners L.P.            187,250 (6)             187,250

Robert Sussman                          204,750 (7)             204,750

Gotham Holdings L.P.                    67,500 (8)              67,500

The dotCOM Fund L.L.C.                  67,500 (8)              67,500

American High Growth                    67,500 (8)              67,500

Oak Creek Capital L.P.                  125,000 (9)             125,000

Manhattan Group                         47,250 (10)             47,250
Funding Partnership

Silver Cloud L.P.                       47,250 (11)             47,250

H.C. Wainwright & Co.,  Inc. (12)       126,000 (4)             126,000

Biscount Overseas Ltd.                  33,000 (4)              33,000

Gerald Levine                           39,550 (13)             39,550

Bentley International.                  33,750 (14)             33,750
Equity Ltd

Mathew Balk                             64,250 (15)             64,250

Jason T. Adelman                        87,500 (4)              87,500

SDM Partners                            45,000 (16)             45,000

Scott Weisman                           47,250 (10)             47,250

Plans, Inc.                             25,000 (4)              25,000

Phillip Kenneth Wood                    4,000 (4)               4,000

Robert D. Zucker                        8,625 (4)               8,625

Lawrence &                              2,000 (4)               2,000
Karen Dalessandri

PJ Realty Trust                         2,000 (4)               2,000

Tom McCann IRA
CIBA Oppenheimer Corp.,                 2,000 (4)               2,000
as Customer

Judith Wohlberg                         2,875 (4)               2,875

Jack's Coffee House, Inc.               5,750 (4)               5,750

Rothschild's & Banks, Inc.              4,312 (4)               4,312

Trade.com Global.                       40,000 (4)              40,000
Markets, Inc

Jimmie L. Sundstrom                     15,000 (4)              15,000

Mark S. Brefka                          15,000 (4)              15,000

Nicholas A. Lobasso                     15,000 (4)              15,000

Clifford A. Teller                      15,000 (4)              15,000

Eric Eisenberg                          40,000 (4)              40,000

James H. Caplan                         35,000 (4)              35,000

Stavros Spandonidis                     10,000 (4)              10,000

Richard A. Reiss                        5,000 (4)               5,000

Pierre Lacroix                          5,000 (4)               5,000

Sarang K. Ahuja                         5,000 (4)               5,000

(1) Holds as of July 3, 2001, approximately 10.7% of our issued and outstanding shares of common stock.

(2) Holds as of July 3, 2001, approximately 7% of our issued and outstanding shares of common stock.

(3) Includes 360,000 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 180,000 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(4) Represents shares of our common stock issuable upon exercise of warrants at a per share exercise price ranging between $1.50 and $21.22.

(5) Includes 90,000 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 45,000 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(6) Includes 85,500 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 42,750 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(7) Includes 58,500 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 29,250 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(8) Comprised of 45,000 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 22,500 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(9) Includes 36,000 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 18,000 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(10) Comprised of 31,500 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 15,750 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(11) Comprised of 31,500 shares issuable upon exercise of Class A Warrants at a per share exercise price $8.84 and 15,750 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(12) Served as placement agent for the private placement in February 2000 of certain of our securities for gross consideration of approximately $10 million.
(13) Includes 22,500 shares issuable upon exercise of Class A Warrants at a per share exercise of $8.84 and 11,250 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(14) Comprised of 22,500 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 11,250 shares issuable upon exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

(15) Includes 9,000 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 4,500 shares issuable upon exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon exercise of Class A Warrants. Includes 50,750 shares issuable upon exercise of other warrants.

(16) Includes 18,000 shares issuable upon exercise of Class A Warrants at a per share exercise price of $8.84 and 9,000 shares issuable upon the exercise of Class B Warrants at a per share exercise price of $21.22, which warrants are to be issued upon the exercise of the Class A Warrants.

                              PLAN OF DISTRIBUTION

      The selling security holders may offer and sell shares of common stock from time to time at their discretion:

            - in the over-the-counter market; or
            - other than in the over-the-counter market.

      Such transactions may be:

            - at prices and at terms then prevailing; or
            - at prices related to the then current market price; or
            - at negotiated prices.

      The distribution of the shares of common stock may be effected from time to time in one or more transactions including, without limitation:

            - a block trade in which the broker-dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

            - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

            - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

            - face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary.

      In effecting sales, broker-dealers or agents engaged by the selling security holders may arrange for other broker-dealers or agents to participate. From time to time, one or more of the selling security holders may pledge, hypothecate or grant a security interest in some or all of the common stock owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling security holders hereunder. In addition, the selling security holders may from time to time sell short our common stock, and in such instances, this prospectus may be delivered in connection with such short sale and the common stock offered hereby may be used to cover such short sale.

      Sales of selling security holders' common stock may also be made pursuant to Rule 144 under the Securities Act, where applicable. The selling security holders' shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will receive no proceeds from the sale of common stock by the selling security holders. To the extent required under the Securities Act, the aggregate amount of selling security holders' common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling security holder and/or purchasers of selling security holders' shares of common stock, for whom they may act. In addition, all sellers of selling security holders' shares of common stock, including the selling security holders themselves, may be deemed to be underwriters under the Securities Act and any profits on the sale of selling security holders' shares of common stock by them may be deemed to be underwriting discounts or commissions under the Securities Act. Selling security holders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business. From time to time each of the selling security holders may transfer, pledge, donate or assign their shares of common stock to lenders, family members and others and each of such persons will be deemed to be a "selling security holder" for purposes of this prospectus. The number of selling security holders' shares of common stock beneficially owned by those selling security holders who so transfer, pledge, donate or assign selling security holders' shares of common stock will decrease as and when they take such actions. The plan of distribution for selling security holders' shares of common stock sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling security holders hereunder.

      Including, and without limiting the foregoing, in connection with distributions of the common stock, a selling security holder may enter into hedging transactions with broker-dealers and the broker dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such selling security holder. A selling security holder may also enter into options or other transactions with broker dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling security holder may also loan or pledge the common stock to a broker dealer and the broker dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

      Each selling security holder will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by such selling security holder.

      We are bearing all costs relating to the registration of the shares of common stock, other than fees and expenses, if any, of counsel or other advisors to the selling security holders. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares of common stock will be borne by the selling security holder selling such shares of common stock.

                                  LEGAL MATTERS

      The legality of certain of the shares of common stock included in this prospectus will be passed upon for us by Swidler Berlin Shereff Friedman, LLP, New York, New York.

                                     EXPERTS

      Brightman Almagor & Co, a member of Deloitte Touche & Tohmatsu ("Brightman"), independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Brightman's report, given on their authority as experts in accounting and auditing.


                                       21